Exhibit 99.2
NEWS RELEASE
Enbridge Announces Commercial Support for Northern Gateway Project
CALGARY, Alberta, August 24, 2011 — Enbridge Inc. (TSX, NYSE: ENB) announced that Enbridge Northern Gateway Pipelines has filed with the regulator, the National Energy Board, commercial agreements which fully subscribe for long term service and capacity on both the proposed crude oil export pipeline and the condensate import pipeline. After negotiations with Canadian producers and Asian markets, the confidential parties have agreed on commercial terms relating to the long term use of the facilities.
“Commercial support for the project from both Canadian oil producers and Asian markets reinforces the international importance of the project to Canada — facilitating access to world markets and international pricing for Canada’s most valuable non-renewable resource,” said Janet Holder, Enbridge’s Executive Vice President, Western Access. “This support demonstrates the need for Northern Gateway and is a major step forward for the Project.
“Northern Gateway will link two of Canada’s most important competitive strengths: our tremendous petroleum reserves and our Pacific advantage — safe deepwater ports that are close to the growing markets of the Pacific Rim. The project has the potential to move Canada into receiving premium prices in the global energy marketplace, rather than the landlocked, one customer price-taker it is today.
“Northern Gateway would provide a tremendous increase in productivity, a $270 billion increase in Canadian GDP over 30 years, that would be felt not just in Alberta, B.C. and Western Canada, but across the entire country for decades to come,” said Ms. Holder.
Copies of the pro-forma documents can be found on the NEB website at: http://www.neb-one.gc.ca/fetch.asp?language=E&ID=A30695
Northern Gateway Project is a proposed $5.5-billion 1,177-km twin pipeline system and marine terminal. The proposed project, currently under regulatory review, would transport 525,000 barrels per day (bpd) of oil for export and import 193,000 bpd of condensate.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
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